FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

29 September 2008

Bradford & Bingley's direct channels and retail deposits to transfer to Abbey

Following the announcement by HM Treasury (29 September 2008) to take Bradford & Bingley plc (B&B) into public ownership, the retail deposits, branch network and its related employees will transfer, under the provisions of the Banking (Special Provisions) Act 2008, to Abbey National plc ("Abbey"), a wholly-owned subsidiary of Banco Santander S.A. ("Santander").

As outlined in the HM Treasury statement, all of B&B's customer loans and treasury assets, which includes the £41 billion of mortgage assets, will be taken under public ownership.

The transfer to Abbey consists of:

•	£20 billion retail deposit base with 2.7 million customers;

•	B&B's direct channels including 197 retail branches, 141 agencies (distribution outlets in 3rd party premises) and related employees.

The acquisition price will be £612 million, including the transfer of £208 million of capital relating to offshore companies.

The transfer of the B&B's customers and their retail deposits further strengthens Abbey's retail customer deposit base and franchise. It also allows Santander to deliver increased critical mass in the UK through greater distribution scale.

The combined business of Abbey, Alliance & Leicester (A&L) and B&B will have 1,286 branches with a good geographic spread across the UK. In addition, it is also expected that upon completion of the transfer, Santander's UK market share of retail deposits will increase to around 10%1, and the combined business will also have a customer base of 24 million.

Communications
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

António Horta-Osório, Chief Executive of Abbey, said: "This is good news for Bradford & Bingley's savings customers. They can be certain that their hard-earned savings are with a bank they can trust as Abbey is part of the Santander Group, one of the world's most successful banks. It has an AA credit rating and a strong retail focus with more branches worldwide than any other international bank. As such, Santander has been well-positioned to succeed in the current market turbulence.

"The transfer of deposits and the branch network further increases the scale of our operations in the UK to around 10% of the market, an important strategic objective for us. We will significantly increase the potential of our distribution capability through the additional branches and have brought a further 2.7 million customers to the bank."

Bradford & Bingley's customers will continue to use their existing channels - branches, telephone and internet - for transactions, as usual. The Bradford & Bingley brand will also remain.

Ends

1 Retail deposit market share based upon combination of Abbey, A&L and B&B, subject to the successful completion of A&L transaction and transfer of B&B retail deposits.

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 60 million customers, over 13,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275

Communications
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 29 September 2008	By / s / Shaun Coles
(Authorised Signatory)